LIGHT SCIENCES ONCOLOGY, INC.
15405 SE 37th Street, Suite 100
Bellevue, WA 98006
February 7, 2008
Via EDGAR and Overnight Courier
Securities and Exchange Commission
Division of Corporation Finance
Attn: Russell Mancuso
100 F Street N.E.
Washington, DC 20549-0404

Re:	Light Sciences Oncology, Inc.
Request for Withdrawal of Registration Statement
on Form S-1 (File No. 333-133474)
Ladies and Gentlemen:
On April 21, 2006, Light Sciences Oncology, Inc., a Washington corporation (the “Company”), filed a Registration Statement on Form S-1 (File No. 333-133474) (together with the exhibits and amendments thereto, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”).
Pursuant to Rule 477 under the Securities Act, the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter. The Company is requesting such withdrawal because of unfavorable market conditions that would adversely affect the offering of the securities under the Registration Statement. The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).
The Company also advises the Commission pursuant to Rule 477(c) that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.
The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.

Division of Corporation Finance
February 7, 2008

Additionally, the Company requests that the Commission consent to the withdrawal of the Company’s Registration Statement on Form 8-A (File No. 001-33051), filed on September 26, 2006 under the Securities Act of 1934, as amended, with the Commission, with such request to be approved effective as of the date hereof or at the earliest practicable date hereafter.
If you have any questions regarding this request, please contact the Company’s legal counsel, Bruce McNamara of Perkins Coie LLP, at (650) 838-4300.
Very truly yours,

LIGHT SCIENCES ONCOLOGY, INC.

/s/ ROBERT M. LITTAUER

Robert M. Littauer
Chief Financial Officer

cc:	Securities and Exchange Commission
Russell Mancuso
Light Sciences Oncology, Inc.
Llew Keltner, M.D., Ph.D.
Perkins Coie LLP
James R. Lisbakken, Esq.
Bruce McNamara, Esq.